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                                                               EXHIBIT 99(a)(12)


FOR IMMEDIATE RELEASE

LG ELECTRONICS INC. ANNOUNCES FINANCING FOR PURCHASE OF ZENITH STOCK

     Seoul, Korea, November 1, 1995 -- LG Electronics announced today that it has arranged financing for its purchase of shares of Zenith Electronics Corporation. LG Electronics and its majority-owned subsidiary, LG Semicon Co., Ltd. have signed bank credit facilities for an aggregate of up to $280 million which will provide approximately 80% of the total purchase price for the Zenith shares being purchased. The receipt of financing was not a condition to the tender offer for up to 18,619,000 Zenith shares and the direct purchase of an additional 16,500,000 newly issued shares from Zenith. The tender offer and the direct purchase remain subject to a number of conditions including the approval of Zenith's stockholders.

     Zenith has scheduled its special stockholders' meeting seeking stockholder approval of the transactions for 9:00 a.m. Chicago time on Tuesday, November 7, 1995. The tender offer is currently scheduled to expire at 12:00 midnight New York City time on November 7.

     LG Electronics Inc. is a leading manufacturer of consumer electronics, multimedia products, home appliances and, through LG Semicon, semiconductors with combined worldwide sales of $8 billion in 1994.

     Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business--Consumer Electronics and Network Systems--is at the center of the company's digital strategy, which includes interactive television, digital video disc (DVD) players, digital and wireless cable, video dial-tone, data communication and HDTV systems.

Media Contacts:    Matt Afflixio--LGE (Access Public Relations)
                   415/904-7070 ext. 278 or 1-800-501-2945

                   John Taylor--Zenith Electronics Corporation
                   708/391-8181

Investor Contact:  Bill McNitt--Zenith Electronics Corporation
                   708/391-7713

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